RADICA GAMES LIMITED
                        REPORTS RECORD FOURTH QUARTER AND
                               FISCAL YEAR RESULTS


FOR IMMEDIATE RELEASE                        CONTACT:  PATRICK S. FEELY
DECEMBER 15, 1998                                      PRESIDENT & COO
                                                       (LOS ANGELES, CALIFORNIA)
                                                       (626) 744 1150

                                                       DAVID C.W. HOWELL
                                                       EXECUTIVE VP & CFO
                                                       (HONG KONG)
                                                       (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ RADAF) reported today an after tax profit of $51.3 million or $2.53 per share for the year ended October 31, 1998 versus $29.6 million or $1.43 per share in the prior year, a 73.3% increase in profits. Pre tax income for the fourth quarter ended October 31, 1998 was $21.3 million versus $17.7 million for the fourth quarter ended October 31, 1997, representing a 20.3% increase for the quarter. Net income after tax for the quarter was $22.0 million or $1.13 earnings per share versus $17.6 million or $0.84 for the fourth quarter ended October 31, 1997.

Total revenues for fiscal year 1998 were $155.6 million, increasing 77.2% from $87.8 million for the same period last year. Quarterly revenues for the fourth quarter ended October 31, 1998 were $62.6 million, increasing 54.9% from $40.4 million for the same quarter last year.

The increases in net sales for both the fiscal year and the fourth quarter were the result of continued strong sales of 1997 product together with the impact of 1998 products such as NASCAR Racer, Trail Burner, Stealth Assault, Pro World Class Golf, Monte Carlo Enduro Racer, Monte Carlo NASCAR Racer, Lunker Bass and Junior Bass Fishin'. In addition, Original Design Manufacturing ("ODM") sales grew by 96.9% from $16.3 million in fiscal year 1997 to $32.1 million in fiscal year 1998 and from $6.6 million in the fourth quarter of fiscal 1997 to $18.1 million in the fourth quarter of fiscal 1998. New product shipped for the Hasbro Group during the year included Trivial Pursuit, Monopoly, Candyland and Mr. Potato Head.

The gross profit for fiscal year 1998 increased by $38.1 million to $85.0 million from $46.9 million in fiscal year 1997 and the gross margin for the year increased to 54.6% from 53.4% in 1997. The gross profit for the fourth quarter increased by $8.6 million to $32.9 million from $24.3 million in the fourth quarter of fiscal 1997 but the gross margin decreased to 52.6% from 60.2% for the same quarter last year.

The decrease in gross margin for the quarter was due to higher ODM sales, as ODM increased as a percentage of sales from 16.3% to 29.1%, relative to sales of current and new product together with the effect of licenses paid for use in NASCAR Racer. In addition the Company booked $1 million of provisions in the fourth quarter to mark down certain slow moving inventory items whereas in the fourth quarter of 1997, 3.7% of the gross margin was due to sales of product previously written off.

Operating income for fiscal 1998 increased by $20.5 million to $48.6 million compared to $28.1 million for the same period last year. Operating expenses increased 93.6% to $36.4 million in fiscal year 1998 from $18.8 million in fiscal 1997, due to increased sales related costs, research and development , an increase of $3 million as a result of amortization of intangible assets and write off of acquired research and development with regards Girl Tech, and increased salaries due to certain management additions. As a percentage of sales, operating expenses increased from 21.4% in fiscal year 1997 to 23.4% in fiscal year 1998. The operating margin dropped to 31.2% during the year compared to 32.0% during the same period last year.

The tax credit for the year was comprised of an expense of $4.0 million representing 7.8% of pre-tax income, offset by a one time deferred tax credit of $4.6 million. This compared to a charge of $0.2 million in 1997, or 0.6% of pre-tax income. Without the tax credit, fully diluted earnings per share for the year would have been $2.19 per share. The increase in tax expense for the year was as a result of the brought forward losses in the U.S. subsidiary being used up resulting in the U.S. profits of the distribution operation becoming fully taxable. In fiscal 1999 the U.S. subsidiary will be fully taxed for the whole year and starting from January 1, 1999 the Company's China joint venture will also start to pay taxes at a rate of 12% on the profit of the joint venture. The Company expects a tax rate for fiscal 1999 of approximately 10% of pre-tax income, however changes in tax regulations or in the mix of geographic sales could cause this to change.

A total of 1,205,900 shares were repurchased during the quarter at an average price of $13.07 and 2,610,400 shares for the fiscal year at an average price of $14.36.

The Company announced that the board of directors had approved a change in fiscal year-end to December 31. This will allow the Company to match financial reporting of other companies in the same industry and improve investor understanding of the information. As a result a two month period ending December 31, 1998 will be reported and the Company will then report on calendar quarters with its next year-end on December 31, 1999.

"I AM EXTREMELY PROUD OF OUR TEAM'S ACHIEVEMENTS IN FISCAL 1998," SAID BOB DAVIDS, CEO. "WE HAVE NOT ONLY GROWN SUBSTANTIALLY IN OVERALL SALES AND PROFITS BREAKING ALL PREVIOUS RECORDS, BUT HAVE DIVERSIFIED OUR PRODUCT LINE VERY SUCCESSFULLY."

"I LOOK FORWARD TO A VERY EXCITING FISCAL 1999 WHICH WILL INCLUDE BOTH OUR NEW GIRL TECH LINE AND A NEW HUNTING CATEGORY WHICH HAS HAD AN EXCELLENT RECEPTION FROM BUYERS," ADDED DAVIDS.

     THE FOREGOING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER
     MATERIALLY  FROM  PROJECTED  RESULTS.  FORWARD-LOOKING  STATEMENTS  INCLUDE
     STATEMENTS ABOUT EFFORTS TO ATTRACT OR PROSPECTS FOR ADDITIONAL OR INCREASED BUSINESS, NEW PRODUCT INTRODUCTIONS AND OTHER STATEMENTS OF A NON-HISTORICAL NATURE. ACTUAL RESULTS MAY DIFFER FROM PROJECTED RESULTS DUE TO VARIOUS RISK FACTORS, INCLUDING RISKS OF MANUFACTURING IN CHINA, DEPENDENCE ON PRODUCT APPEAL AND NEW PRODUCT INTRODUCTIONS, AND DEPENDENCE ON MAJOR CUSTOMERS, AS SET FORTH IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED OCTOBER 31, 1997, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. SEE "ITEM 1. DESCRIPTION OF BUSINESS -- RISK FACTORS" IN SUCH REPORT ON FORM 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ - RADAF). Radica is a leading developer, manufacturer and distributor of electronic handheld and table top games. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com" and about Girl Tech at "WWW.GIRLTECH.COM".


                                    -- END --

                                        RADICA GAMES LIMITED
                                CONSOLIDATED STATEMENTS OF OPERATIONS


(US Dollars in thousands,                   TWELVE MONTHS ENDED                  THREE MONTHS ENDED
except per share data)                          OCTOBER 31,                          OCTOBER 31,
                                          1998              1997*              1998              1997*
                                    ----------------  -----------------  ----------------  ----------------
                                       (unaudited)                          (unaudited)       (unaudited)

REVENUES:
Net sales                           $        155,618  $          87,760  $         62,566  $         40,385
Cost of sales                               (70,576)           (40,888)          (29,663)          (16,082)
                                    ----------------  -----------------  ----------------  ----------------
Gross profit                                  85,042             46,872            32,903            24,303
                                    ----------------  -----------------  ----------------  ----------------

OPERATING EXPENSES:
Selling general and
administrative expenses                     (27,788)           (14,403)           (9,840)           (6,068)
Research and development                     (3,710)            (2,099)           (1,291)             (807)
Acquired research &
development                                  (1,500)                  -                 -                 -
Depreciation and
amortization                                 (3,423)            (2,278)           (1,011)             (435)
                                    ----------------  -----------------  ----------------  ----------------
Total operating expenses                    (36,421)           (18,780)          (12,142)           (7,310)
                                    ----------------  -----------------  ----------------  ----------------

OPERATING INCOME                              48,621             28,092            20,761            16,993

OTHER INCOME                                     807                915               291               413

SHARE OF LOSS OF
AFFILIATED COMPANY                             (334)              (141)             (166)              (80)

NET INTEREST INCOME                            1,896                913               369               382
                                    ----------------  -----------------  ----------------  ----------------

INCOME BEFORE INCOME
TAXES                                         50,990             29,779            21,255            17,708

CREDIT (PROVISION) FOR
   INCOME TAXES                                  266              (193)               762             (108)
                                    ----------------  -----------------  ----------------  ----------------

NET INCOME                          $         51,256  $          29,586  $         22,017  $         17,600
                                    ================  =================  ================  ================

EARNINGS PER SHARE -
BASIC:

Net earnings per share              $           2.53  $            1.43  $           1.13  $           0.84
                                    ================  =================  ================  ================

Average number of shares
outstanding                               20,239,790         20,761,020        19,412,592        20,845,309
                                    ================  =================  ================  ================

EARNINGS PER SHARE -
ASSUMING DILUTION:

Net earnings per share
and dilutive potential
common stock                        $           2.39  $            1.37  $           1.07  $           0.79
                                    ================  =================  ================  ================

Average number of shares
and dilutive potential                    21,488,364         21,635,926        20,523,333        22,292,546
common stock outstanding            ================  =================  ================  ================


*Restated to conform with 1998 presentation

                                        RADICA GAMES LIMITED
                                     CONSOLIDATED BALANCE SHEETS

                                               ASSETS

                                                                      OCTOBER 31,
(US Dollars in thousands, except share                   ------------------------------------
   data)                                                       1998               1997
                                                         -----------------  -----------------
                                                            (unaudited)
CURRENT ASSETS:
Cash and cash equivalents                                $          33,141  $          33,504
Short-term investments                                                   -              2,050
Accounts receivable, net of allowances for
   doubtful accounts of $466 in 1998 and
   $908 in 1997 and estimated customer
   returns of $1,375 in 1998 and $2,327 in
   1997                                                             33,249             18,740
Inventories, net of provision of $2,414 in
   1998 and $3,479 in 1997                                          21,534             11,741
Prepaid expenses and other current assets                            1,126                681
                                                         -----------------  -----------------

      TOTAL CURRENT ASSETS                                          89,050             66,716
                                                         -----------------  -----------------

INVESTMENT IN AFFILIATED COMPANY                                       823                194
                                                         -----------------  -----------------

PROPERTY, PLANT AND EQUIPMENT, NET                                  16,093             12,539
                                                         -----------------  -----------------

INTANGIBLE ASSETS, NET                                               3,000                  -
                                                         -----------------  -----------------

DEFERRED INCOME TAXES                                                4,555                  -
                                                         -----------------  -----------------

      TOTAL ASSETS                                       $         113,521  $          79,449
                                                         =================  =================

                                LIABILITIES AND SHAREHOLDERS' EQUITY


CURRENT LIABILITIES:
Accounts payable                                                    14,164             10,370
Accrued payroll and employee benefits                                3,510              1,249
Accrued expenses                                                    13,943              5,945
Income taxes payable                                                 2,065                213
Deferred income taxes                                                    -                 79
                                                         -----------------  -----------------

      TOTAL CURRENT LIABILITIES                                     33,682             17,856
                                                         -----------------  -----------------

SHAREHOLDERS' EQUITY:
Common stock
   par value $0.01 each, 100,000,000 shares
      authorized, 18,864,294 shares
      outstanding (20,860,200 at Oct. 31,
      1997)                                                            189                209
Additional paid-in capital                                           9,298             28,589
Retained earnings                                                   70,396             32,800
Cumulative translation adjustment                                     (44)                (5)
                                                         -----------------  -----------------

      TOTAL SHAREHOLDERS' EQUITY                                    79,839             61,593
                                                         -----------------  -----------------

      TOTAL LIABILITIES AND SHAREHOLDERS'                $         113,521  $          79,449
        EQUITY                                           =================  =================
